Calculation of Filing Fee Tables

FORM SC TO-I/A
(Form Type)

iDirect Multi-Strategy Fund, LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1 to Paragraph (a)(7)

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	-	-	-
Fees Previously Paid	$18,153,418.15 (1)	$138.10	$2,506.99
Total Transaction Value	$18,153,418.15 (1)
Total Fees Due for Filing			$2,506.99
Total Fees Previously Paid			$2,506.99
Total Fee Offsets			-
Net Fee Due			$0.00

(1)	Calculated as the aggregate maximum value of Shares being purchased. The fee of $2,506.99 was paid in connection with the filing of the Schedule TO-I by iDirect Multi-Strategy Fund, LLC (File No. 005-95349) on July 22, 2026 (the “Schedule TO”). This is the final amendment to the Schedule TO and is being filed to report the results of the offer.